TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Announces up to $200 Million in Gold Prepay and Gold Purchase and Sale Arrangements

All dollar amounts shown in United States dollars, unless otherwise indicated.

This is a "designated news release" for the purposes of the Company's prospectus supplement dated
November 21, 2022, to its short form base shelf prospectus dated November 21, 2022.

March 28, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce it has completed a $140 million gold prepay arrangement. The Company has also signed a non-binding term sheet for an additional $50 million gold purchase and sale arrangement. These arrangements enhance the financial flexibility of the Company and provide additional cash liquidity at attractive terms as the Company continues to fund its 60% interest for construction of the Greenstone Gold Mine, which is on budget and on track for first gold production in the first half of 2024.

The Gold Prepay Arrangement

Equinox Gold entered into a gold forward sale and prepay arrangement (the "Gold Prepay") with a syndicate of its existing lenders whereby the Company has received an upfront payment of $140 million, based on gold forward curve prices averaging approximately $2,170 per ounce, in exchange for equal monthly deliveries of gold from October 2024 to July 2026 totaling 79,310 ounces. Gold deliveries can be from production from any of the Company's operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Company can increase total proceeds to $150 million through execution of an additional gold prepay on or prior to June 30, 2023.

The Gold Prepay was executed by ING Capital Markets LLC as lead arranger and includes National Bank of Canada and Bank of Montreal as additional counterparties.

Gold Purchase and Sale Arrangement

The Company also signed a non-binding term sheet for a gold purchase and sale arrangement with Sandbox Royalties (the “Sandbox Arrangement”) whereby, on closing, the Company will receive a payment of $50 million from Sandbox Royalties in exchange for monthly deliveries equal to the greater of: a) 333 gold ounces and b) gold ounces equal to 1.2% of the monthly gold production from Greenstone Gold Mine (100% basis). Gold deliveries would commence in October 2023 and continue until a total of 60,000 ounces have been delivered. Sandbox will make ongoing cash payments equal to 20% of the spot gold price for each gold ounce delivered. Gold deliveries can be from production from any of the Company’s operating mines. Equinox Gold will have the option to buy down up to 75% of the delivery obligation at the then current spot gold price, subject to adjustment for the ongoing payment and a minimum price per ounce of $2,000. The Sandbox Arrangement can be increased to $75 million on mutual agreement of Equinox Gold and Sandbox Royalties.

Closing of the Sandbox Arrangement is subject to, among other items, execution of a definitive gold purchase and sale agreement, any required consent of the Company's lending syndicate and a financing by Sandbox Royalties. The Sandbox Arrangement will be a related-party transaction as Equinox Gold currently owns approximately 34% of Sandbox Royalties. More information about Sandbox Royalties is available at www.sandboxroyalties.com, which website and information is not incorporated in, and does not constitute a part of, this news release.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes and Forward-looking Statements

Certain statements made in this news release may constitute forward-looking information under applicable securities laws. These statements may relate to: the Company's ability to successfully advance the construction of Greenstone Gold Mine and the timing thereof; the expected timing for first production at Greenstone Gold Mine; the strength of the Company's balance sheet and the Company's liquidity and future cash requirements; the Company's expectations regarding production capabilities and future financial or operating performance; the entry into a binding agreement with Sandbox Royalties relating to the Sandbox Arrangement; the approval of the Company's lending syndicate to the Sandbox Arrangement; and Sandbox Royalties' ability to successfully complete any financing required for the Sandbox Arrangement. Forward-looking statements or information generally identified by the use of the words "will", "continue", "on track", "on budget" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the production expectations for its respective operations and projects; the Company's ability to fulfill its delivery obligations under each of the Gold Prepay and the Sandbox Arrangement; construction at Greenstone Gold Mine being completed and performed in accordance with current expectations; the negotiation and entry into a binding agreement relating to the Sandbox Arrangement on terms that are acceptable to the Company;  prices for gold remaining as estimated; currency exchange rates remaining as estimated; and availability of funds for the Company's projects and future cash requirements. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); the effect of blockades and community issues on the Company's production and cost estimates; successful relationships between the Company and its joint venture and Indigenous partners; and those factors identified in the Company's MD&A dated February 21, 2023 for the year ended December 31, 2022 and its most recently filed Annual Information Form, copies of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.